AMENDMENT NO. 5 TO INVESTMENT ADVISORY AGREEMENT

This Amendment No. 5 to the Investment Advisory Agreement (the “Agreement”) dated October 1, 2001, as amended on January 1, 2005, August 11, 2005 and November 1, 2006, by and between A I M Capital Management, Inc. (now known as Invesco Aim Capital Management, Inc.) (the “Adviser”) and Met Investors Advisory Corp. (a predecessor to MetLife Advisers, LLC) (the “Manager”), with respect to the Met/AIM Small Cap Growth Portfolio, a series of Met Investors Series Trust, is entered into effective the 12th day of November, 2009.

WHEREAS the Agreement provides for the Adviser to provide certain investment advisory services to the Manager, for which the Adviser is to receive agreed upon fees; and

WHEREAS the Manager and the Adviser desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Manager and the Adviser hereby agree that the Agreement is amended as follows:

1. Schedule A of the Agreement hereby is amended to change the Adviser’s fee to the following:

Percentage of average daily net assets
Met/AIM Small Cap Growth Portfolio	0.600% of the first $250 million of such assets, plus 0.550% of such assets over $250 million

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the 12th day of November, 2009.

METLIFE ADVISERS, LLC		INVESCO AIM CAPITAL MANAGEMENT, INC.

By:	/s/ Jeffrey A. Tupper	By:	/s/ Authorized Officer
	Authorized Officer		Authorized Officer